EXHIBIT 99.1

Medicenna Announces Appointment of New Auditor

TORONTO and HOUSTON, Jan. 12, 2024 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. (“Medicenna” or the “Company”) (TSX: MDNA, OTC: MDNAF), a clinical-stage immunotherapy company focused on the development of Superkines, today announced the appointment of MNP LLP (“MNP” or “Successor Auditor”) as auditor. The board of directors of the Company accepted the resignation of PricewaterhouseCooper LLP (the “Former Auditor”) and appointed MNP as the new auditor until the next annual general meeting of shareholders of the Company.

The Company confirms that there have been no reservations or modified opinions in the Former Auditor’s report for the two most recently completed financial years or for any period subsequent to the most recently completed period for which an audit report was issued. The Company’s board of directors and audit committee each approved the resignation of the Former Auditor and the appointment of MNP. There were no “reportable events”, as the term is defined in National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), in connection with each of the Former Auditor’s audits of the Company which occurred prior to its resignation as auditor of the Company; and the required notices of change of auditor (the “Notices”) were approved by the Company’s board of directors.

In accordance with NI 51-102, the Notices, together with the required letters from the Former Auditor and MNP, have been reviewed by the audit committee and the board of directors and have been filed on SEDAR+.

In addition, Medicenna has engaged Tandem Accounting Group Ltd. (“Tandem”) to manage the Company’s financial reporting and internal bookkeeping requirements on a contract basis. The Tandem team is co-led by Sean Hodgins, CPA, CPA (Illinois) and David Hyman, CPA, CBV. Mr. Hodgins was the founding CFO of Medicenna and is the current contract CFO of several public Canadian companies. Mr. Hodgins is the founder of Tandem and brings a wealth of public company reporting experience to the Company. Mr. Hyman is a seasoned financial professional with over 25 years of broad financial experience which includes public practice, capital markets, private equity, and CFO positions in both public and private companies in Canada.

About Medicenna

Medicenna is a clinical-stage immunotherapy company focused on developing novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first-in-class empowered superkines. Medicenna’s long-acting IL-2 Superkine, MDNA11, is a next-generation IL-2 with superior affinity toward CD122 (IL-2 receptor beta) with no CD25 (IL-2 receptor alpha) binding, thereby preferentially stimulating cancer-killing effector T cells and NK cells. Medicenna’s IL-4 Empowered Superkine, bizaxofusp (formerly MDNA55), has been studied in 5 clinical trials enrolling over 130 patients, including a Phase 2b trial for recurrent GBM, the most common and uniformly fatal form of brain cancer. Bizaxofusp has obtained FastTrack and Orphan Drug status from the FDA and FDA/EMA, respectively. Medicenna’s early-stage BiSKITs™ (Bifunctional SuperKine ImmunoTherapies) and the T-MASK™ (Targeted Metalloprotease Activated SuperKine) programs are designed to enhance the ability of Superkines to treat immunologically “cold” tumors.

For more information, please visit www.medicenna.com, and follow us on Twitter and LinkedIn.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of applicable securities laws that relate to the future operations of the Company, plans and projections and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expect”, “believe”, “seek”, “potentially” and similar expressions and are subject to risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the risks detailed in the latest Annual Report on Form 20-F of the Company and in other filings made by the Company with the applicable securities regulators from time to time.

The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date hereof and except as required by law, we do not intend and do not assume any obligation to update or revise publicly any of the included forward-looking statements.

Investor and Media Contacts

Christina Cameron
Investor Relations, Medicenna Therapeutics
ir@medicenna.com

Investor Contact
Argot Partners
Phone: 212-600-1902
medicenna@argotpartners.com